Sharing Services, Inc.

289 Moo 4, Nampong, Nampong

Khon Kaen 40310 Thailand

September 9, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Matthew Crispino

Re:	Sharing Services, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 24, 2015
Commission File No. 333-205310

Mr. Crispino:

We hereby request that the Commission accelerate the effective date of our registration statement filed with the Commission to be September 11, 2015 at 3:00 PM Eastern Time or soon as practicable thereafter.

In making this request for such acceleration of the effective date, we hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert that staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that any further correspondence regarding the Registration Statement, as amended, or the Company’s filings generally should be directed to the attention or Mr. Thipjaroey. Thank you for your assistance with this matter.

Sincerely,

/s/ Natthapong Thipjaroey
Natthapong Thipjaroey
President and Director
Principal Executive Officer
Principal Financial Officer
Principal Accounting Officer